Alcon Reports Fourth Quarter and Full Year 2022 Results

•Fourth quarter 2022 sales of $2.2 billion, up 1%, or 7% constant currency(1) (cc)
•Full year 2022 sales of $8.7 billion, up 5%, or up 11% cc
•Full year 2022 diluted EPS of $0.68, down 11%, or up 37% cc; core diluted EPS(2) of $2.24 up 4%, or 23% cc
•2023 outlook reflects mid-to-high single digit sales growth, continued margin expansion and high teens earnings growth

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, February 27, 2023 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and twelve months ended December 31, 2022. For the fourth quarter of 2022, sales were $2.2 billion, an increase of 1% on a reported basis and 7% on a constant currency basis(1), as compared to the same quarter of the previous year. Alcon reported a loss per share of $0.20 and core diluted earnings per share(2) of $0.42 in the fourth quarter of 2022.
David J. Endicott, Alcon's Chief Executive Officer, said, "The Alcon team delivered a strong 2022 despite a consistently challenging macroeconomic environment, including inflationary pressure, supply chain headwinds and a strong US dollar. Alcon's performance is a testament to the resilience of our markets and the underlying strength of our business as we continue to drive growth and earnings while operating more efficiently."
Mr. Endicott continued, “As we look to 2023, we will continue to focus on accelerating innovation, commercial execution and ultimately delivering sales and earnings growth to create long-term shareholder value."
Fourth quarter and full year 2022 key figures

	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Net sales ($ millions)	2,155	2,134	8,654	8,222
Operating margin (%)	1.0%	8.5%	7.8%	7.1%
Core operating margin (%)(2)	16.4%	16.3%	18.2%	17.6%
Diluted (loss)/earnings per share ($)	(0.20)	0.28	0.68	0.76
Core diluted earnings per share ($)(2)	0.42	0.56	2.24	2.15
(1)Constant currency is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.
(2)Core results, such as core operating margin and core diluted EPS, are non-IFRS measures. Refer to the 'Footnotes' section for additional information.

Fourth quarter and full year 2022 results
Sales for the fourth quarter of 2022 were $2.2 billion, an increase of 1% on a reported basis and 7% on a constant currency basis, compared to the fourth quarter of 2021. Sales for the full year 2022 were $8.7 billion, an increase of 5% on a reported basis and 11% on a constant currency basis, compared to the full year 2021.
The following table highlights net sales by segment for the fourth quarter and full year 2022:

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2022	2021	$	cc(1)

Surgical
Implantables	434	416	4	11	1,725	1,522	13	20
Consumables	636	639	—	6	2,499	2,388	5	10
Equipment/other	204	204	—	7	821	793	4	10
Total Surgical	1,274	1,259	1	8	5,045	4,703	7	13
Vision Care
Contact lenses	530	533	(1)	6	2,192	2,139	2	9
Ocular health	351	342	3	8	1,417	1,380	3	7
Total Vision Care	881	875	1	7	3,609	3,519	3	8
Net sales to third parties	2,155	2,134	1	7	8,654	8,222	5	11
Surgical driven by international markets and solid demand for cataract products
For the fourth quarter of 2022, Surgical net sales, which include implantables, consumables and equipment/other, were $1.3 billion, an increase of 1% on a reported basis and 8% on a constant currency basis versus the fourth quarter of 2021.
•Implantables net sales of $434 million increased 4%, reflecting improving market conditions in most international markets, increased demand for our portfolio of advanced technology intraocular lenses, led by Vivity, and sales of the Hydrus Microstent. Implantables growth was partially offset by declines in South Korea, as well as unfavorable currency impacts of 7%. Implantables net sales increased 11% in constant currency.
•Consumables net sales were $636 million, in line with the prior year period, reflecting improving market conditions in most international markets, offset by unfavorable currency impacts of 6%. Consumables net sales increased 6% in constant currency.
•Equipment/other net sales were $204 million, in line with the prior year period, as increased demand in international markets for cataract equipment and service was offset by declines in refractive equipment and unfavorable currency impacts of 7%. Equipment/other net sales increased 7% in constant currency.
For the full year 2022, Surgical net sales increased 7%, or 13% on a constant currency basis, versus the full year 2021.

Vision Care benefited from silicone hydrogel contact lenses and eye drops, offset by significant supply chain challenges in contact lens care
For the fourth quarter of 2022, Vision Care net sales, which include contact lenses and ocular health, were $0.9 billion, an increase of 1% on a reported basis and 7% on a constant currency basis, versus the fourth quarter of 2021.
•Net sales of contact lenses were $530 million, a decrease of 1%, as strong sales in the United States and slower international growth were more than offset by unfavorable currency impacts of 7%. Sales were led by silicone hydrogel contact lenses, including the Precision1 and Total families of products, partially offset by declines in legacy lenses. Net sales of contact lenses increased 6% in constant currency.
•Ocular health net sales were $351 million, an increase of 3%, primarily driven by the portfolio of eye drops, including recently acquired ophthalmic pharmaceutical products and Systane. This growth was significantly offset by unfavorable currency impacts of 5% and supply chain challenges, primarily in contact lens care. Ocular health net sales increased 8% in constant currency.
For the full year 2022, Vision Care net sales increased 3%, or 8% on a constant currency basis, as compared to the full year 2021.
Operating income
Fourth quarter 2022 operating income was $21 million and operating margin was 1.0%. Operating margin decreased 7.5 percentage points, including a negative 3.1 percentage point impact from currency.
The current year period operating margin was impacted by legal settlement costs, increased transformation costs, increased inflationary impacts, acquisition and integration related expenses and increased investment in research and development, primarily following the acquisition of Aerie. This was partially offset by improved underlying operating leverage from higher sales and favorability from incentive compensation. Operating margin decreased 4.4 percentage points on a constant currency basis.
Adjustments to arrive at core operating income(2) in the current year period were $332 million, mainly due to $151 million of amortization and $78 million of transformation costs. Excluding these and other adjustments, fourth quarter 2022 core operating income was $353 million.
Fourth quarter 2022 core operating margin of 16.4% increased 0.1 percentage points, reflecting improved underlying operating leverage from higher sales and favorability from incentive compensation. This was offset by increased inflationary impacts, increased investment in research and development, primarily following the acquisition of Aerie and a negative 2.3 percentage point impact from currency. Core operating margin increased 2.4 percentage points on a constant currency basis.
Operating income for the full year 2022 was $672 million and operating margin was 7.8%. Adjustments to arrive at core operating income for the full year 2022 were $899 million, mainly due to $588 million of amortization and $119 million of transformation costs. Excluding these and other adjustments, core operating income for the full year 2022 was $1.6 billion and core operating margin was 18.2%.

Diluted losses/earnings per share (EPS)
Fourth quarter 2022 loss per share was $0.20 compared to diluted earnings per share of $0.28 in the prior year period. The loss in the current year period was driven by the recognition of tax expense for an Advance Pricing Agreement between Swiss and US tax authorities related to fiscal years 2019 through 2022, lower operating income due to legal settlement costs, increased transformation costs and acquisition and integration related costs and higher interest expense. Core diluted earnings per share of $0.42 decreased 25%, or 4% on a constant currency basis.
Diluted earnings per share for the full year 2022 of $0.68 decreased 11% versus the prior year period, or increased 37% on a constant currency basis. Core diluted earnings per share of $2.24 increased 4%, or 23% on a constant currency basis.
Proposed dividend
The Company's Board of Directors proposed a dividend of CHF 0.21 per share, based on 2022 financial results. The Company's shareholders will vote on this proposal at the 2023 Annual General Meeting on May 5, 2023.
Balance sheet and cash flow highlights
The Company ended 2022 with a cash position of $1.0 billion. Cash flows from operations for the full year 2022 totaled $1.2 billion, compared to $1.3 billion in the prior year. The current year includes increased cash outflows from changes in net working capital, the negative impact of foreign currency on operating results and a legal settlement payment. Both periods were impacted by tax payments and semi-annual interest payments.
Free cash flow(3) was $581 million in the full year 2022, compared to $645 million in the previous year. The decrease in free cash flow was primarily driven by lower cash flows from operations, partially offset by lower purchases of property, plant and equipment.
During the fourth quarter of 2022, the Company completed a private offering of $700 million of 5.375% senior notes due 2032 and $600 million of 5.750% senior notes due 2052. The funds borrowed through this issuance, together with cash, were used to repay the remaining Facility B term loan and the bridge loan facility entered into in connection with the acquisition of Aerie. Following these transactions, financial debts totaled $4.6 billion at the end of 2022. The Company ended 2022 with a net debt(4) position of $3.7 billion.

(3)Free cash flow is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.
(4)Net (debt)/liquidity is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.

2023 outlook
The Company published its 2023 outlook as per the table below.

2023 outlook(5)	February
Net sales (USD)	$9.2 to $9.4 billion
Change vs. prior year (cc)(1)	+6% to +8%
Core operating margin(2)	19.5% to 20.5%
Interest expense and Other financial income & expense	$260 to $280 million
Core effective tax rate(6)	17% to 19%
Core diluted EPS(2)	$2.55 to $2.65
Change vs. prior year (cc)(1)	+16% to +20%
This outlook assumes the following:
•Market growth slightly below historical averages;
•Exchange rates as of end-January prevail through year-end;
•Inflation and supply chain disruptions ease in the second half of the year;
•Approximately 497 million weighted-averaged diluted shares.

(5)The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the 'Footnotes' section for additional information.
(6)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. Refer to the 'Footnotes' section for additional information.

Webcast and Conference Call Instructions
The Company will host a conference call on February 28, 2023 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its fourth quarter and full year 2022 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
Today, Alcon will issue its 2022 Annual Report, which will be available on https://investor.alcon.com/financials/annual-reports/default.aspx. Alcon will also file its 2022 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on https://investor.alcon.com/financials/sec-filings/default.aspx. Alcon shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.
The Company's 2022 Annual Report, interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2023/Alcons-Fourth-Quarter-2022-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-5)
(1)Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(2)Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(3)Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(5)The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
(6)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our transformation program, market growth assumptions, our sustainability and diversity plans, targets, goals and expectations, and generally, our expectations concerning our future performance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as:
•cybersecurity breaches or other disruptions of our information technology systems;
•compliance with data privacy, identity protection and information security laws;
•our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the US Department of Justice;
•the impact of a disruption in our global supply chain or important facilities;
•supply constraints and increases in the cost of energy;
•our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers;
•our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests;
•our success in completing and integrating strategic acquisitions;
•the success of our research and development efforts, including our ability to innovate to compete effectively;
•global and regional economic, financial, legal, tax, political and social change;
•our ability to comply with all laws to which we may be subject;
•pricing pressure from changes in third party payor coverage and reimbursement methodologies;
•our ability to properly educate and train healthcare providers on our products;
•our reliance on outsourcing key business functions;
•our ability to attract and retain qualified personnel;
•the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices;
•the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing;
•our ability to protect our intellectual property;
•our ability to service our debt obligations;
•the need for additional financing through the issuance of debt or equity;
•the effects of litigation, including product liability lawsuits and governmental investigations;
•effect of product recalls or voluntary market withdrawals;
•the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets;
•legislative, tax and regulatory reform;
•the impact of being listed on two stock exchanges;
•the ability to declare and pay dividends;
•the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; and
•the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.

Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize,

or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2022		2021		2022		2021

United States	989	46%	919	43%	3,897	45%	3,651	44%
International	1,166	54%	1,215	57%	4,757	55%	4,571	56%
Net sales to third parties	2,155	100%	2,134	100%	8,654	100%	8,222	100%

Consolidated Income Statement (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions except (loss)/earnings per share)	2022	2021	2022	2021
Net sales to third parties	2,155	2,134	8,654	8,222
Other revenues	16	15	63	69
Net sales and other revenues	2,171	2,149	8,717	8,291
Cost of net sales	(986)	(930)	(3,910)	(3,577)
Cost of other revenues	(15)	(13)	(59)	(62)
Gross profit	1,170	1,206	4,748	4,652
Selling, general & administration	(762)	(813)	(3,068)	(3,076)
Research & development	(196)	(180)	(702)	(842)
Other income	19	25	36	43
Other expense	(210)	(56)	(342)	(197)
Operating income	21	182	672	580
Interest expense	(40)	(28)	(134)	(120)
Other financial income & expense	(12)	(13)	(75)	(42)
(Loss)/income before taxes	(31)	141	463	418
Taxes	(66)	(2)	(128)	(42)
Net (loss)/income	(97)	139	335	376

(Loss)/earnings per share ($)
Basic	(0.20)	0.28	0.68	0.77
Diluted	(0.20)	0.28	0.68	0.76

Weighted average number of shares outstanding (millions)
Basic	491.8	490.1	491.4	490.0
Diluted	491.8	494.2	494.4	493.4

Balance sheet highlights

($ millions)	December 31, 2022	December 31, 2021
Cash and cash equivalents	980	1,575
Current financial debts	107	114
Non-current financial debts	4,541	3,966

Free cash flow
The following is a summary of free cash flow for the twelve months ended December 31, 2022 and 2021, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2022	2021
Net cash flows from operating activities	1,217	1,345
Purchase of property, plant & equipment	(636)	(700)
Free cash flow	581	645

Net (debt)/liquidity

($ millions)	At December 31, 2022
Current financial debt	(107)
Non-current financial debt	(4,541)
Total financial debt	(4,648)

Less liquidity:
Cash and cash equivalents	980
Derivative financial instruments	8
Total liquidity	988
Net (debt)	(3,660)

Reconciliation of IFRS results to core results
Three months ended December 31, 2022

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Legal items(6)	Other items(7)	Core results
Gross profit	1,170	149	—	—	—	3	1,322
Operating income	21	151	1	78	70	32	353
(Loss)/income before taxes	(31)	151	1	78	70	32	301
Taxes(8)	(66)	(26)	—	(14)	(17)	31	(92)
Net (loss)/income	(97)	125	1	64	53	63	209
Basic (loss)/earnings per share ($)	(0.20)						0.42
Diluted (loss)/earnings per share ($)	(0.20)						0.42
Basic - weighted average shares outstanding (millions)(9)	491.8						491.8
Diluted - weighted average shares outstanding (millions)(9)	491.8						495.0

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended December 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments (2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits (5)	Other items(7)	Core results
Gross profit	1,206	134	—	—	—	—	—	1,340
Operating income	182	138	2	13	28	(16)	1	348
Income before taxes	141	138	2	13	28	(16)	1	307
Taxes(8)	(2)	(25)	—	(2)	(5)	2	—	(32)
Net income	139	113	2	11	23	(14)	1	275
Basic earnings per share ($)	0.28							0.56
Diluted earnings per share ($)	0.28							0.56
Basic - weighted average shares outstanding (millions)(9)	490.1							490.1
Diluted - weighted average shares outstanding (millions)(9)	494.2							494.2

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Twelve months ended December 31, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Legal items(6)	Other items(7)	Core results
Gross profit	4,748	572	59	—	—	2	5,381
Operating income	672	588	62	119	90	40	1,571
Income before taxes	463	588	62	119	90	40	1,362
Taxes(8)	(128)	(99)	(14)	(20)	(22)	29	(254)
Net income	335	489	48	99	68	69	1,108
Basic earnings per share ($)	0.68						2.25
Diluted earnings per share ($)	0.68						2.24
Basic - weighted average shares outstanding (millions)(9)	491.4						491.4
Diluted - weighted average shares outstanding (millions)(9)	494.4						494.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Twelve months ended December 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transfor-mation costs(4)	Post-employ-ment benefits(5)	Legal items(6)	Other items(7)	Core results
Gross profit	4,652	520	45	—	—	—	—	(1)	5,216
Operating income	580	529	225	36	68	(16)	50	(29)	1,443
Income before taxes	418	529	225	36	68	(16)	50	(29)	1,281
Taxes(8)	(42)	(95)	(51)	(6)	(13)	2	(12)	(1)	(218)
Net income	376	434	174	30	55	(14)	38	(30)	1,063
Basic earnings per share ($)	0.77								2.17
Diluted earnings per share ($)	0.76								2.15
Basic - weighted average shares outstanding (millions)(9)	490.0								490.0
Diluted - weighted average shares outstanding (millions)(9)	493.4								493.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes impacts from pension and other post-employment benefit plan amendments.
(6)For the three and twelve months ended December 31, 2022, includes legal settlement costs.
For the twelve months ended December 31, 2021, includes an increase in provisions for legal matters.
(7)For the three months ended December 31, 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions. Operating income also includes acquisition and integration related expenses and fair value adjustments of financial assets.
For the three months ended December 31, 2021, Operating income includes the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the twelve months ended December 31, 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes acquisition and integration related expenses, partially offset by fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets.
For the twelve months ended December 31, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Operating income also includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of option rights and fair value adjustments of financial assets.
(8)For the three months ended December 31, 2022, total tax adjustments of $26 million include tax associated with operating income core adjustments, partially offset by a discrete tax item. Tax associated with operating income core adjustments of $332 million totaled $63 million with an average tax rate of 19.0%. Core tax adjustments for discrete tax items totaled $37 million related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021.
For the three months ended December 31, 2021, total tax adjustments of $30 million include tax associated with operating income core adjustments of $166 million with an average tax rate of 18.1%.
For the twelve months ended December 31, 2022, total tax adjustments of $126 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $899 million totaled $166 million with an average tax rate of 18.5%. Core tax adjustments for discrete tax items totaled $40 million, primarily related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021
For the twelve months ended December 31, 2021, total tax adjustments of $176 million include tax associated with operating income core adjustments of $863 million with an average tax rate of 20.4%.
(9)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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